KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER

File No. 82-188
May 11, 2004

Office of International Corporate Fina
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Consolidated Financial Results for the first Quarter ended March 31, 2004(Unaudited)

2. Summary of NON-Consolidated Financial Results for the first Quarter ended March 31, 2004(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By O. Harano
Name: Osamu Harano
Title: Group Leader
Finance Group

dlw 5/24

KIRIN BREWERY COMPANY, LIMITED

May 11, 2004

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive officer, General Manager of Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

Whether US GAAP is applied: None

Change in accounting policies: None

Changes in scope of consolidation and application of equity method:

Consolidation : Decrease 1 company

Equity method: Decrease 1 company

2. Business results and financial positions for the first quarter of 2004 (January 1, 2004 - March 31, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary Income (¥ millions)	Percentage change (%)
First quarter ended March 31,2004	326,496	3.6	14,583	46.2	13,156	54.4
First quarter ended March 31,2003	315,239	3.8	9,973	179.4	8,520	345.0
Year ended December 31, 2003	1,597,509		101,555		94,676	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
First quarter ended March 31,2004	3,564	341.3	3.69	—
First quarter ended March 31,2003	807	—	0.84	—
Year ended December 31, 2003	32,395		33.27	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2004, to those for the first quarter ended March 31, 2003.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2004	1,732,960	818,687	47.2	847.54
March 31, 2003	1,657,438	756,457	45.6	782.74

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
First quarter ended March 31,2004	(15,121)	(15,988)	16,804	115,755
First quarter ended March 31,2003	(14,759)	(12,566)	15,749	93,660
Year ended December 31, 2003	118,430	(62,867)	(30,018)	129,978

3. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
6 months ending June 30,2004	780,000	37,000	13,000
Year ending December 31, 2004	1,700,000	102,000	43,000

(Reference) Forecasted net income per share (Year ending December 31,2004) ¥44.25

Forecasted operating income (6 months ending June 30,2004) ¥39,000 millions

Forecasted operating income (Year ending December 31,2004) ¥106,000 millions

4. CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2004

During the first quarter of 2004 (January 1, 2004 - March 31, 2004), sales in the alcohol beverages category were fairly steady, and favorable results were posted in soft drinks and pharmaceuticals businesses. As a result, consolidated net sales were ¥326.4 billion, an increase of 3.6% compared with the same period in the previous fiscal year. Consolidated operating income increased 46.2% to ¥14.5 billion, and consolidated ordinary income increased 54.4% to ¥13.1 billion. Consolidated net income was ¥3.5 billion, an increase of 341.3%.

Alcohol Beverages Business

Amid the changing environment within the alcohol business, Kirin continued to improve its earning capacity, focused on strengthening core brands to increase the value of the Kirin brand, and the value offered to consumers, primarily through its beer, *happo-shu* and *chu-hi* drink brands.

In the *happo-shu* (low-malt beer) category, Kirin concentrated mainly on strengthening its key *Kirin Tanrei* brand, including *Tanrei Green Label* and *Tanrei Alpha* for health-conscious consumers, and *Gokunama* and *Namakuro* brands, featuring quaffable and cost saving concepts. New market-creating products were also launched, such as *Kirin Honey Brown*, a *happo-shu* that offers a unique taste by using honey as an ingredient. *Kirin Honey Brown* was released nationwide in February.

In the beer category, which makes the largest contribution to increasing its corporate brand value, the Company maximized product brands by substantializing the value that consumers expect from beer. To reaffirm brand value, a new series of TV advertisement was launched for the *Kirin Lager* brand, the exposure and establishment of which were further enhanced with the nationwide launch of *Kirin Classic Lager* can packages in 2003. For *Ichiban Shibori*, celebrating its fifteenth anniversary, the taste has been improved and the packaging redesigned to highlight higher quality though freshness. In chilled beer, marketing of *Maroyaka Kobo* and *Latte Stout* was strengthened with the aim of establishing a high-value beer category ahead of competitors.

In the burgeoning *chu-hi* category, sales of *Kirin Chu-hi Hyoketsu* continued to remain strong. The third product in the Premium Fruits series, *Valencia Orange*, was released in March, expanding the lineup of creative and original products. Kirin has also decided to re-release its popular *Kirin Chu-hi Hyoketsu* drinks (lemon, grapefruit, plum and lime) with improved flavors and redesigned packaging, in early May.

In the *shochu* category, which is showing similar strong growth, the Company strengthened sales of *Kirin Mugi Shochu Pure Blue*.

In the wine and spirits category, the Company reinforced the foundations of its business by continuing to strengthen sales of *Franzia*, the world's top selling wine brand*, and acquired sales rights in Japan (from April, 2004) for *JP Chenet*, the top French wine brand*, and for *Lanson* champagne.

*Greatest sales volume for a single brand during 2002 (Source: Impact Databank 2003 Edition)

In the expanding category of beer-flavored sparkling beverage, Kirin focused on building its brand with a new TV advertisement for *Malt Squash*.

Kirin also conducted aggressive promotional campaigns, such as consistently popular "Japan National Soccer Team 'Kachi-T-shirt' Giving Out Campaign 2004" started at the end of March.

In sales and marketing, Kirin clarified key markets, concentrated resources on the growing domestic volume retail market, and continued with its efforts to normalize trading environment within the industry. The Company also strengthened its sales structure through an alliance with Kirin Communication Stage Co., Ltd., enhanced its consultative sales capabilities with better management of knowledge and information, and upgraded area communications by utilizing the internet.

In the international beer business, Kirin strengthened its *Ichiban Shibori* and *Kirin Pure and Light* brands. Utilizing technological synergies of the Kirin Group, Zhuhai Kirin President Brewery Co., Ltd. will start selling *Haizhu Draft Beer*, Kirin's first draft beer to be sold in China, from April 2004.

As a result of the above, sales in the alcohol beverages business totaled ¥207.2 billion, an increase of 2.0% compared with the same period in the previous fiscal year, with operating income of ¥7.9 billion (up 34.0%).

Soft Drink Business

In the soft drink business, Kirin undertook aggressive marketing to enhance and enlarge its core brands, *Kirin Namacha*, *Kirin Gogono-kocha*, *Kirin Fire*, and *Kirin Amino Supli*, implemented measures to foster growth in its mineral water business, and launched new products to form the future core brands.

For *Kirin Namacha*, the freshness of the brand was emphasized in a new advertising campaign and with the addition of the limited-edition premium product *Nekase Namacha* to the lineup. The Company also took steps to help *Kirin Gogono-kocha* penetrate the household market. A new advertising campaign was implemented for *Kirin Fire* and *Kirin Amino Supli*, again accentuating the brands' freshness and creating a "buzz." The Company also continued to focus on in-store sales promotions of *Volvic* and *Kirin Alkali-Ion-no-Mizu*. Further, in order to build future core brands and spur new demand, Kirin introduced new brands such as *Kirin Taishitsusui*, a supplement drink containing KW lactobacillus that was discovered through research within the Kirin Group. In March 2004, R&D division of Kirin Beverage Corporation was relocated to the Kirin Techno-Village Center in Yokohama brewery, merging with the research divisions of Koiwai Dairy Products Co., Ltd. and Kirin-Tropicana, Inc.

As a result of the above, sales of the soft drink business totaled ¥72.6 billion, an increase of 3.7% compared with the same period in the previous year, with operating income of ¥2.9 billion (up 82.7%).

Pharmaceuticals Business

In the pharmaceuticals business, Kirin focused on strengthening sales of *ESPO* (EPO), a medicine for the treatment of renal anemia, *GRAN* (G-CSF), for the treatment of leukopenia, *Rocaltrol Injection*, for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, for hyperphosphatemia. In R&D, the Company continued to develop KRN321, the second generation of *ESPO*, and human antibody drugs. Kirin proceeded to the third stage of clinical trials with KRN 1493, a drug for secondary hyperparathyroidism.

As a result of the above, sales in the pharmaceuticals business totaled ¥12.8 billion, an increase of 46.1% compared with the same period in the previous fiscal year, with operating income of ¥2.2 billion (up 93.6%).

Other Businesses

In agribio, Kirin reached an agreement with Daiichi Seed Co., Ltd. in March to acquire that company's floricultural seed business of carnations and other flowers.

In nutrient foods, Kirin strengthened its sales through launching products utilizing KW lactobacillus that was discovered through joint research of Kirin Brewery and Koiwai Dairy Products. These products include *Kirin Taishitsusui* from Kirin Beverage, *Kirin Noale* from Kirin Well-Foods, and *Koiwai KW Lactobacillus Yogurt* from Koiwai Dairy Products.

As a result of the above, sales in the other businesses segment totaled ¥33.7 billion, an increase of 1.5% compared with from the same period in the previous fiscal year, with operating income of ¥1.7 billion (up 28.0%).

5. Corporate Governance Measures

Kirin considers proper corporate governance to be a priority management issue, and strives to ensure corporate management that is both highly transparent and effective.
In March 2003, Kirin undertook a reform of its management structure under which it reduced the number of members on the Board of Directors, established Appointment Advisory and Compensation Advisory committees, created an advisory board, introduced an executive officer system and reformed its meeting structure. As a result, the Board of Directors conducts adequate decision-making through lively discussions, meeting regularly twice a month and holding extraordinary sessions as necessary. The advisory board met three times during 2003, through which objective advice from members are reflected in management strategies. Establishment of the executive officer system and reform of the meeting structure help separate the management supervision from operational functions.

Note:
Composition of personnel: Ten directors (two external); four auditors (two external); 32 executive officers (president, vice president, nine managing executive officers and 21 executive officers); four members of the Appointment Advisory Committee (one external); four members of the Compensation Advisory Committee (one external); and four members of the Advisory Board. Eight directors also serve as executive officers.



Shareholders' Meeting
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Board of Directors
Supreme group decision-making body
Oversee business and affairs of the corporation
President
Internal Directors
External Directors
Board of Auditors
Internal Auditors
External Auditors
Auditing
Compensation Advisory Committee
Examines the system and standards for compensation of directors, auditors and executive officers, and presents findings to the Board of Directors
Accounting Auditor
Auditing
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Managerial Auditing Division
•Internal Auditors
Auditing
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

6. IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY (CSR)

In order to create a company that has earned the trust of society, Kirin has set the stage for the construction of a cross-sectional CSR structure, as it continues with its CSR efforts for the benefit of all stakeholders.
In environmental measures, from February 2004 Kirin began packaging *Kirin Lager* and *Kirin Classic Lager* in aTULC aluminum cans, which lessen the impact on the environment. In January, the Company's Standard of Corporate Behavior was revised, and compliance guidelines distributed to all employees. In terms of food safety, Kirin continues to improve its quality management system.
Kirin also promotes interaction with local communities, primarily those near its breweries, and continues to support sports activities through its sponsorship of Japan's national soccer team and Olympic national teams. As part of the support for the "culture of beer," Kirin is following its research into recreating the beer of ancient Egypt with research into that from medieval monasteries.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31,2004 Amount	Percentage over total assets	At March 31,2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	119,162		96,246		22,916	133,108	
Notes and accounts receivable, trade	210,481		203,115		7,366	283,661	
Marketable securities	1,392		1,850		(458)	493	
Inventories	98,670		96,146		2,524	88,831	
Other	59,097		54,946		4,151	64,546	
Allowance for doubtful accounts	(3,665)		(5,427)		1,762	(5,312)	
Total current assets	485,139	28.0	446,877	27.0	38,262	565,327	31.6
Fixed Assets							
Property, Plant and Equipment							
Buildings and Structures	183,977		184,288		(311)	185,404	
Machinery, Equipment and Vehicles	182,545		185,384		(2,839)	182,997	
Land	166,623		168,769		(2,146)	165,980	
Construction in progress	39,022		18,913		20,109	30,330	
Other	45,039		50,090		(5,051)	45,276	
Total	617,207	35.6	607,446	36.6	9,761	609,989	34.1
Intangible Assets							
Consolidation differences	42,566		44,755		(2,189)	43,339	
Other	107,231		104,339		2,892	105,923	
Total	149,798	8.6	149,094	9.0	704	149,262	8.4
Investments and Other Assets							
Investment securities	381,945		320,005		61,940	351,323	
Life insurance investments	35,700		35,659		41	36,243	
Other	68,419		102,018		(33,599)	79,782	
Allowance for doubtful accounts	(5,250)		(3,663)		(1,587)	(4,060)	
Total	480,814	27.8	454,019	27.4	26,795	463,288	25.9
Total fixed assets	1,247,821	72.0	1,210,560	73.0	37,261	1,222,540	68.4
TOTAL ASSETS	1,732,960	100.0	1,657,438	100.0	75,522	1,787,867	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At March 31,2004 Amount	Percentage over total assets	At March 31,2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes and accounts payable , trade	91,144		89,095		2,049	109,264	
Short-term loans payable	39,682		65,573		(25,891)	16,896	
Liquor taxes payable	61,346		58,483		2,863	117,119	
Income taxes payable	8,083		7,518		565	19,532	
Accrued expenses	62,397		57,791		4,606	60,312	
Deposits received	50,584		55,416		(4,832)	58,172	
Other	53,453		47,968		5,485	62,065	
Total current liabilities	366,692	21.2	381,848	23.0	(15,156)	443,363	24.8
Long-term Liabilities							
Bonds	170,846		130,197		40,649	167,428	
Long-term debt	97,936		110,184		(12,248)	93,617	
Employees' pension and retirement benefits	79,482		93,419		(13,937)	84,771	
Other reserves	14,227		9,058		5,169	14,208	
Deposits received	72,521		76,491		(3,970)	72,282	
Other	35,186		25,887		9,299	30,575	
Total long-term liabilities	470,200	27.1	445,240	26.9	24,960	462,884	25.9
TOTAL LIABILITIES	836,892	48.3	827,088	49.9	9,804	906,247	50.7
MINORITY INTERESTS	77,380	4.5	73,892	4.5	3,488	77,737	40.3
Common Stock	102,045	5.9	102,045	6.1	—	102,045	5.7
Capital Surplus	70,868	4.1	70,868	4.3	—	70,868	4.0
Retained Earnings	648,590	37.4	623,602	37.6	24,988	651,078	36.4
Revaluation variance for Land	(1,669)	(0.1)	(1,627)	(0.1)	(42)	(1,673)	(0.1)
Net unrealized holding gains on securities	47,665	2.7	277	0.0	47,388	29,875	1.7
Foreign currency translation adjustments	(34,492)	(2.0)	(24,818)	(1.5)	(9,674)	(34,128)	(1.9)
Treasury stock	(14,321)	(0.8)	(13,890)	(0.8)	(431)	(14,183)	(0.8)
TOTAL SHAREHOLDERS' EQUITY	818,687	47.2	756,457	45.6	62,230	803,882	45.0
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,732,960	100.0	1,657,438	100.0	75,522	1,787,867	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2004		First quarter ended March 31, 2003		Increase (Decrease)	Year ended December 31, 2003	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	326,496	100.0	315,239	100.0	11,257	1,579,509	100.0
Cost of Sales	199,079	61.0	196,028	62.2	3,051	986,973	61.8
Gross Profit	127,417	39.0	119,211	37.8	8,206	610,536	38.2
Selling, General and Administrative Expenses	112,834	34.6	109,237	34.7	3,597	508,981	31.9
Operating Income	14,583	4.5	9,973	3.2	4,610	101,555	6.4
Non-operating Income							
Interest income	163		147		16	835	
Dividend income	626		496		130	2,919	
Equity in earnings of affiliates	199		868		(669)	—	
Other	943		1,223		(280)	6,424	
Total	1,932	0.6	2,736	0.9	(804)	10,179	0.6
Non-operating Expenses							
Interest expense	2,543		2,347		196	9,822	
Equity in loss of affiliates	—		—		—	2,189	
Other	815		1,841		(1,026)	5,046	
Total	3,359	1.0	4,189	1.3	(830)	17,057	1.1
Ordinary Income	13,156	4.0	8,520	2.7	4,636	94,676	5.9
Special Income							
Gain on sale of fixed assets	277		438		(161)	896	
Gain on sale of investment securities	280		12		268	77	
Reversal of allowance for doubtful accounts	338		—		338	503	
Gain on release from the substitutional portion of the government's Welfare Pension Insurance Scheme	—		—		—	2,883	
Total	895	0.3	451	0.1	444	4,361	0.3
Special Expenses							
Loss on disposal of fixed assets	515		597		(82)	3,747	
Loss on sale of fixed assets	16		33		(17)	1,757	
Loss on devaluation of investment securities	—		—		—	810	
Loss on sales of investment securities	4		10		(6)	316	
Business restructuring expense	—		—		—	8,637	
Expense of reserve for loss on repurchase of land	—		—		—	4,969	
Loss on devaluation of land	—		—		—	650	
Total	536	0.2	640	0.2	(104)	20,890	1.3
Income before Income Taxes and Minority Interests	13,515	4.1	8,330	2.6	5,185	78,147	4.9
Income Taxes	7,762	2.4	5,926	1.9	1,836	39,141	2.5
Minority Interests	2,188	0.7	1,595	0.5	593	6,610	0.4
Net Income	3,564	1.1	807	0.3	2,757	32,395	2.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	First quarter ended March 31, 2004	First quarter ended March 31, 2003	Increase (Decrease)	Year ended December 31, 2003
Cash flows from operating activities				
Income before income taxes and minority interests	13,515	8,330	5,185	78,147
Depreciation and amortization	16,912	17,478	(566)	75,328
Increase (decrease) in reserves	(5,934)	(3,038)	(2,896)	(7,890)
Interest and dividend income	(789)	(644)	(145)	(3,755)
Interest expense	2,543	2,347	196	9,822
Decrease (increase) in notes and accounts receivable , trade	73,440	65,965	7,475	(13,243)
Decrease (increase) in inventories	(9,037)	(11,825)	2,788	1,201
Increase (decrease) in notes and accounts payable , trade	(17,114)	(10,115)	(6,999)	3,213
Increase (decrease) in liquor taxes payable	(55,897)	(55,188)	(709)	2,296
Other	(11,340)	(12,529)	(1,189)	14,321
Sub-total	6,298	781	5,517	159,444
Interest, dividend and return on funds in trust received	944	1,197	(253)	5,911
Interest paid	(2,650)	(2,376)	(274)	(9,735)
Income taxes paid	(19,713)	(14,361)	(5,352)	(37,189)
Net cash provided by operating activities	(15,121)	(14,759)	(362)	118,430
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and intangible assets	(18,461)	(12,146)	(6,315)	(59,757)
Proceeds from sale of property, plant and equipment	449	1,452	(1,003)	4,375
Payments for purchase of marketable securities and investment securities	(1,229)	(3,249)	2,020	(3,951)
Proceeds from sales and redemption of marketable securities and investment securities	1,276	3,344	(2,068)	5,473
Payments for acquisition of shares of newly consolidated subsidiaries	—	(313)	313	(11,041)
Other	1,976	(1,654)	3,630	2,034
Net cash used in investing activities	(15,988)	(12,566)	(3,422)	(62,867)
Cash flows from financing activities				
Increase (decrease) in loans	24,947	22,774	2,173	(45,640)
Payments for purchase of treasury stock	(137)	(65)	(72)	(357)
Cash dividends paid	(4,472)	(3,935)	(537)	(11,592)
Cash dividends paid to minority shareholders	(3,595)	(2,834)	(761)	(6,089)
Other	63	(190)	253	33,660
Net cash provided by (used in) financing activities	(16,804)	15,749	1055	(30,018)
Effect of exchange rate fluctuation on cash and cash equivalents	83	114	(31)	(688)
Net increase (decrease) in cash and cash equivalents	(14,222)	(11,462)	(2,760)	24,855
Cash and cash equivalents at beginning of year	129,978	105,625	24,353	105,625
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	—	(503)	503	(503)
Cash and cash equivalents at end of period	115,755	93,660	22,095	129,978

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	First quarter ended March 31,2004						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	207,223	72,619	12,885	33,767	326,496	—	326,496
2 Intersegment	617	110	—	18,892	19,620	(19,620)	—
Total sales	207,841	72,729	12,885	52,660	346,117	(19,620)	326,496
Operating expenses	199,868	69,791	10,589	50,943	331,192	(19,279)	311,913
Operating income	7,972	2,938	2,296	1,717	14,924	(341)	14,583

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows;

Business segments	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, Logistics, Floriculture etc.

(¥ millions)

	First quarter ended March 31, 2003						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	203,153	70,008	8,818	33,260	315,239	—	315,239
2 Intersegment	550	2,229	—	18,337	21,117	(21,117)	—
Total sales	203,703	72,238	8,818	51,598	336,357	(21,117)	315,239
Operating expenses	197,753	70,629	7,631	50,256	326,271	(21,005)	305,266
Operating income	5,949	1,608	1,186	1,341	10,086	(112)	9,973

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the first quarter ended March 31, 2004 classified by the type of business segment was as follows:

Business Segment	First quarter ended March 31,2004	Percentage change (%)
Alcoholic beverages	197,246 (¥ Millions)	2.2
Soft drinks	29,421 (¥ Millions)	31.9
Pharmaceuticals	14,761 (¥ Millions)	31.2
Others	12,092 (¥ Millions)	(13.0)
Total	253,522 (¥ Millions)	5.5

Note: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the first quarter ended March 31, 2004 classified by the type of business segment was as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during period	Percentage change (%)	Backlog	Percentage change (%)
Alcoholic beverages	117 (¥ Millions)	(35.1)	—	—
Soft drinks	272 (¥ Millions)	(45.9)	—	—
Pharmaceuticals	— (¥ Millions)	—	—	—
Others	1,840 (¥ Millions)	(11.9)	323 (¥ Millions)	(78.8)
Total	2,230 (¥ Millions)	(19.6)	323 (¥ Millions)	(78.8)

Note: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the first quarter ended March 31, 2004 classified by the type of business segment was as follows:

Business Segment	First quarter ended March 31,2004	Percentage change (%)
Alcoholic beverages	207,223 (¥ Millions)	2.0
Soft drinks	72,619 (¥ Millions)	3.7
Pharmaceuticals	12,885 (¥ Millions)	46.1
Others	33,767 (¥ Millions)	1.5
Total	326,496 (¥ Millions)	3.6

Note: The amounts do not include the related consumption taxes, etc.

KIRIN BREWERY COMPANY, LIMITED

May 11, 2004

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager of Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

Whether US GAAP is applied: None

Change in accounting policies: None

2. Business results and financial positions for the first quarter of 2004 (January 1, 2004 - March 31, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
First quarter ended March 31,2004	178,343	1.1	2,426	817.2	8,189	35.7
First quarter ended March 31,2003	176,361	(4.0)	264		6,035	
Year ended December 31, 2003	961,830		55,911		71,935	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
First quarter ended March 31,2004	5,377	56.7	5.57	—
First quarter ended March 31,2003	3,431		3.55	—
Year ended December 31, 2003	34,888		35.96	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2004, to those for the first quarter ended March 31, 2003.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2004	1,279,798	743,033	58.1	769.06
March 31, 2003	1,206,947	671,353	55.6	694.53
December 31, 2003	1,330,444	726,030	54.6	751.21

3. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2004	455,000	29,500	17,000	6.50	—	—
Year ending December 31, 2004	999,000	71,000	38,000	—	6.50	13.00

(Reference) Forcasted net income per share (Year ending December 31,2004) ¥39.19
Forecasted operating income (6 months ending June 30, 2004) ¥18,500 millions
Forecasted operating income (Year ending December 31, 2004) ¥57,000 millions

BALANCE SHEETS (¥ millions)

ASSETS	At March 31, 2004 Amount	Percentage over total assets	At March 31, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	79,644		54,814		24,830	79,798	
Notes receivable , trade	408		654		(246)	832	
Accounts receivable , trade	117,773		114,885		2,888	184,046	
Marketable securities	51		—		51	52	
Inventories	39,942		43,554		(3,612)	35,876	
Other	28,567		29,523		(956)	36,149	
Allowance for doubtful accounts	(2,650)		(4,257)		1,607	(4,174)	
Total current assets	263,737	20.6	239,175	19.8	24,562	332,581	25.0
Fixed Assets							
Property, Plant and Equipment							
Buildings	111,586		118,423		(6,837)	113,410	
Machinery and Equipment	114,542		125,246		(10,704)	117,322	
Land	110,981		113,259		(2,278)	111,114	
Construction in progress	31,096		11,467		19,629	23,664	
Other	26,716		28,320		(1,604)	27,234	
Total	394,922	30.9	396,717	32.9	(1,795)	392,746	29.5
Intangible Assets	5,658	0.4	5,908	0.5	(250)	5,820	0.4
Investments and Other Assets							
Investment securities	258,619		180,756		77,863	229,483	
Investments in subsidiaries and affiliates (capital stock)	263,649		259,563		4,086	263,669	
Life insurance investments	35,658		35,550		108	36,126	
Other	62,454		92,655		(30,201)	73,731	
Allowance for doubtful accounts	(4,902)		(3,379)		(1,523)	(3,715)	
Total	615,479	48.1	565,146	46.8	50,333	599,295	45.1
Total fixed assets	1,016,060	79.4	967,772	80.2	48,288	997,863	75.0
TOTAL ASSETS	1,279,798	100.0	1,206,947	100.0	72,851	1,330,444	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At March 31, 2004 Amount	Percentage over total assets	At March 31, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable , trade	4,780		1,299		3,481	6,227	
Accounts payable , trade	23,681		26,526		(2,845)	29,991	
Short-term loans payable	41,969		44,400		(2,431)	14,500	
Liquor taxes payable	57,082		55,835		1,247	113,252	
Income taxes payable	3,522		3,998		(476)	14,093	
Accrued expenses	28,966		27,859		1,107	37,418	
Deposits received	48,860		53,422		(4,562)	55,746	
Other	26,098		23,852		2,246	32,823	
Total current liabilities	234,961	18.3	237,193	19.7	(2,232)	304,053	22.8
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	27,000		26,000		1,000	27,000	
Employees' pension and retirement benefits	70,500		79,593		(9,093)	73,511	
Other reserves	5,431		926		4,505	6,026	
Deposits received	62,607		66,147		(3,540)	62,388	
Other	26,263		15,733		10,530	21,433	
Total long-term liabilities	301,803	23.6	298,400	24.7	3,403	300,359	22.6
TOTAL LIABILITIES	536,764	41.9	535,594	44.4	1,170	604,413	45.4
Common stock	102,045	8.0	102,045	8.4	—	102,045	7.7
Capital Surplus							
Additional Paid-in Capital	70,868		70,868		—	70,868	
Total Capital Surplus	70,868	5.5	70,868	5.9	—	70,868	5.3
Retained Earnings							
Legal Reserve	25,511		25,511		—	25,511	
Voluntary Earned Surplus	465,149		441,942		23,207	441,942	
Unappropriated Retained Earnings	46,361		44,461		1,900	70,119	
Total Retained Earnings	537,021	42.0	511,915	42.4	25,106	537,573	40.4
Net unrealized holding gains on securities	47,221	3.7	217	0.0	47,004	29,528	2.2
Treasury Stock	(14,123)	(1.1)	(13,693)	(1.1)	(430)	(13,985)	(1.0)
TOTAL SHAREHOLDERS' EQUITY	743,033	58.1	671,353	55.6	71,680	726,030	54.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,279,798	100.0	1,206,947	100.0	72,851	1,330,444	100.0

STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2004		First quarter ended March 31, 2003		Increase (Decrease)	Year ended December 31, 2003	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	178,343	100.0	176,361	100.0	1,982	961,830	100.0
Cost of Sales	125,343	70.3	125,140	71.0	203	671,407	69.8
Gross profit	53,000	29.7	51,220	29.0	1,780	290,423	30.2
Selling, General and Administrative Expenses	50,573	28.4	50,956	28.9	(383)	234,511	24.4
Operating Income	2,426	1.4	264	0.1	2,162	55,911	5.8
Non-operating Income							
Interest income	129		115		14	600	
Dividend income	5,498		5,278		220	12,969	
Other	1,134		1,384		(250)	7,302	
Total	6,762	3.8	6,777	3.8	(15)	20,872	2.2
Non-operating Expenses							
Interest expense	493		512		(19)	2,045	
Other	506		493		13	2,803	
Total	1,000	0.6	1,006	0.6	(6)	4,849	0.5
Ordinary Income	8,189	4.6	6,035	3.4	2,154	71,935	7.5
Special Income	847	0.5	313	0.2	534	829	0.1
Special Expenses	459	0.3	418	0.2	41	18,328	1.9
Income before Income Taxes	8,577	4.8	5,931	3.4	2,646	54,436	5.7
Income Taxes	3,200	1.8	2,500	1.4	700	19,548	2.0
Net Income	5,377	3.0	3,431	1.9	1,946	34,888	3.6
Retained earnings brought forward from the prior fiscal year	40,983		41,030		(47)	41,030	
Dividends (interim)	—		—		—	5,799	
Unappropriated retained earnings	46,361		44,461		1,900	70,119	